September 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	P10, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of P10, Inc., a Delaware corporation (the “Company”), we hereby submit through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Company previously submitted confidentially Confidential Submission No. 4 of its Draft Registration Statement on Form S-1 (CIK No. 0001841968) to the Division of Corporation Finance on August 20, 2021 (the “DRS”). The disclosure in the Registration Statement is substantially similar to the disclosure in the DRS other than the inclusion of certain updated information to the DRS including the addition of several potential underwriters for the Offering and disclosure that the expectation is that selling shareholders will participate in the Offering. At the Staff’s convenience, the Company can provide a blackline to reflect the changes to the DRS.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman